NEWS RELEASE October 21, 2005

Trading Symbol: AMM –TSX

www.almadenminerals.com

Drilling Underway at the Skoonka Creek (SAM) Au-Ag Prospect, B.C.

Strongbow Exploration Inc. (“Strongbow”) has informed Almaden Minerals Ltd. (“Almaden”) that a diamond drilling program operated by Strongbow is now underway on Almaden’s 100% owned Skoonka Creek (formerly SAM) property located 25 kilometers northeast of Lytton, British Columbia. Almaden has optioned the Skoonka Creek property to Strongbow under terms whereby Strongbow can earn up to a 60% interest in the 10,765 ha  property. The property hosts two gold bearing epithermal vein gold-silver showings and a number of untested gold in soil anomalies. The showings were originally discovered by Almaden over the preceding two years and represent part of a new, previously unexplored epithermal gold district located in a mature mining region that has excellent infrastructure.

The drilling will focus on the high grade JJ showing located in the northern part of the property. The JJ showing consists of two closely spaced veins separated by approximately 0.5 metres of altered volcanic wall rocks, forming a mineralized zone grading 22.8 g/t gold over an estimated true width of approximately 2.0 metres. Strongbow has released results from three new trenches that bracket the 2004 JJ trench, representing an exposed strike length of approximately 21 m. Each trench is oriented perpendicular to strike and ranges from 3.9 m to 7.3 m in length. Of 29 bulk channel samples collected from these four trenches, 28 have returned greater than 100 ppb gold, including 20 samples greater than 1 g/t gold and 10 samples in excess of 12 g/t gold. Additional trenching was also completed by Strongbow approximately 25 m further along strike to the northeast of the main showing, in the vicinity of eight float and outcrop grab samples that have returned from 0.34 to 6.97 g/t gold. This work has exposed a series of narrow quartz veins up to 0.5 m in apparent thickness within a 1.5 m wide mineralized zone, effectively extending the strike length of the JJ showing approximately 60 m. Results from 19 bulk channel samples collected in this new trenching have confirmed the presence of anomalous gold, with all 19 samples returning from 0.3 g/t gold to 8.6 g/t gold and including eight samples greater than 1 g/t gold. The JJ vein system is hosted within clay altered andesites and is estimated to have a moderate, 60 to 70 degree southeasterly dip.

Strongbow has informed Almaden that eleven holes are planned for a total of roughly 1,500 meters targeting veins identified in trenches and soil anomalies that are thought to be potentially reflecting additional vein structures.

Under the terms of the agreement with Almaden, Strongbow can earn a 51% interest in the Skoonka Creek property by issuing to Almaden 600,000 shares and completing exploration expenditures of $2 million prior to December 31, 2008. Strongbow can increase its interest to 60% by spending an additional $2 million and issuing a further 400,000 shares to Almaden over the ensuing two years. Under certain conditions, Strongbow may elect to pay Almaden $300,000 in cash in lieu of the final 200,000 share payment. The agreement includes a commitment to spend $150,000 exploring the property prior to December 31, 2005. The 2005 exploration program on the Skoonka Creek property will be conducted under the supervision of David Gale, P.Geo. (BC), a Qualified Person within the meaning of National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.